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E16

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 67803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/2018____ AND ENDING ____12/31/2018____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DEER ISLE CAPITAL, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 WEST 46th STREET, SUITE 402
(No. and Street)

NEW YORK   **NY**   **10036**
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LOUIS A ALMERINI   908-231-1000
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEINTRAUB & ASSOCIATES, LLP
                    (Name – if individual, state last, first, middle name)

200 MAMARONECK AVE	**WHITE PLAINS**	**NY**	**10601**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, LOUIS A ALMERINI _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

DEER ISLE CAPITAL, LLC _____, as of DECEMBER 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Sworn to and subscribed
before me this
26th day of Feb, 20 19

_____
Signature

FINANCIAL AND OPERATIONS PRINCIPAL
Title

_____
Notary Public

LAURA T. HERR
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50003637
My Commission Expires 11/8/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DEER ISLE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

DEER ISLE CAPITAL, LLC

TABLE OF CONTENTS

December 31, 2018

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Deer Isle Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Deer Isle Capital, LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Deer Isle Capital, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Deer isle Capital, LLC's management. Our responsibility is to express an opinion on Deer isle Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Deer isle Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

We have served as Deer isle Capital, LLC's auditor since 2014.

White Plains, New York

February 20, 2019

DEER ISLE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash	$	116,760
Accounts receivable		117,030
Due from parent		91,460
Prepaid expenses		3,326
	$	328,576

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued expenses	600
Due to affiliate	15,000
Total liabilities	15,600
Member's equity	312,976
	$ 328,576

The accompanying notes are an integral part of this financial statement.

DEER ISLE CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Nature of business

Deer Isle Capital, LLC (the "Company") is a Delaware limited liability company and is wholly-owned by Deer Isle Group, LLC, (the "Parent"). The Company is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority, Inc. (FINRA) upon receiving its approval in July 2008.

The Company's operations consist primarily of marketing U.S. and non-U.S. registered funds to institutional clients in the United States and Canada.

2. Summary of significant accounting policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

This financial statement was approved by management and available for issuance on February 20, 2019. Subsequent events have been evaluated through this date.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

The Company receives fees for acting as a placement agent. Non-refundable retainer fees for performance of these services are recognized as they become due on a monthly basis. Additional fees for successful placements are recognized when the transaction closes or other terms of the agreement are satisfied. The Company records reimbursements received under various placement agreements with third parties to cover certain expenditures related to these agreements as reductions in the expenses.

Income Taxes

The Company is a limited liability company and has elected to be treated as a disregarded entity for income tax purposes. The Company's operating results are included with those of its Parent, and therefore, the Company itself is not subject to U.S. Federal income taxes. The Company's Parent is subject to New York City Unincorporated Business Tax ("UBT"). The Company accounts for the UBT as though the Company filed its own return.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's Parent files its income tax returns in the US federal as well as state and local jurisdictions and remains subject to U.S. Federal and state income tax audits for all periods subsequent to 2014.

DEER ISLE CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIALCONDITION

New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-9, Revenue from Contracts with Customers (Topic 606) to clarify the principles of recognizing revenue. Under ASU 2014-9, revenue is recognized when a customer obtains control of promised goods or services and is recognized at an amount that reflects the consideration expected to be received in exchange for such goods or services. In addition, ASU 2014-09 requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The adoption of this accounting pronouncement in 2018 did not have a material impact on the Company's financial statements.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was $101,160, which was $96,160 in excess of its minimum requirement of $5,000. The Company's aggregate indebtedness as a percentage of net capital was 15.42% at December 31, 2018.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i). The Company has no customers and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Concentrations and credit risk

As of December 31, 2018, 87.6% or approximately $102,500 of accounts receivable was from three customers, including 51.9% or approximately $60,700 from one customer. The entire $102,500 was collected during January 2019.

The Company maintains its cash balances in various financial institutions which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

6. Related party transactions

The Company has an Administrative Service Agreement (the "Agreement") with its Parent. The Agreement requires the Parent to provide certain services required by the Company to operate its business, including but not limited to employee compensation and benefits, office facilities and services, office equipment and technology. The Agreement also allows the Parent to waive reimbursement of these expenses and therefore recognize them as an additional capital contribution by the Parent to the Company. During the year ended December 31, 2018, the Parent did not waive its right to receive payment under this Agreement and the Company fully funded its allocable share of expenses, including expenses to be reimbursed, incurred by the Parent on the Company's behalf.